

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

<u>Via Facsimile and U.S. Mail</u>
Donald Giannattasio
Chief Financial Officer
Blacksands Petroleum, Inc.
800 Bering, Suite 250
Houston, Texas 77057

> **Re: Blacksands Petroleum, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 0-51427**

Dear Mr. Giannattasio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K</u>

<u>General</u>

1. Please update your disclosures as appropriate and ensure that they remain consistent throughout your filing. For example, we note the following:

    - You refer to your AP Clark Wells as "West Texas Field" on page 4 and "Jo-Mill Field" on page F-12;

    - Your "Business" section does not describe the properties you list on page F-13;

    - You discuss your acreage by Midland Basin, Pedregosa Basin, Colorado, and "Non-Core Properties" on page 32, yet you do not disclose which property is located in the Midland Basin or define "Non-Core Properties;" and

- Your filing does not define terms such as "A10 Project" on page 52 and "BRDN" on page F-19.

Business, page 3

Our Operations, page 4

2. We note that your disclosure references fracture simulation and hydraulic fracturing. If those activities are material to your operations, please provide, in an appropriate location, a more detailed discussion of the hydraulic fracturing process, what it entails, how it is done, etc.

Properties, page 25

3. Provide the information required by Item 1203 (b) and (c) regarding your proved undeveloped reserves.

Reserve Estimation Procedures and Audits, page 26

4. File the audit report of Corridor and Crest as exhibits to the Form 10-K. See Item 1202(a)(8) of Regulation S-K. The reports should address (i) through (viii) of that Item.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 32

5. We note your discussion under "Overview" regarding the leases that expired and were not renewed. Please provide the prospective information regarding the minimum remaining terms of leases and concessions required by Item 1208(b) of Regulation S-K, if material.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director